October 14, 2008

VIA EDGAR FILING

To:           United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:           Registrant Name: VisiTrade, Inc. (the “Company”)

Dear United States Securities and Exchange Commission:

Please accept the below narrative which has been prepared by the Company in response to your communication dated January 11, 2008 regarding the review of the Company’s Form 10-SB filed with the Securities and Exchange Commission (“SEC”) on December 17, 2007 (the “Registration Statement”). The Company’s response has been prepared based on a review of materials in the possession of the Company at this time. The Company reserves the right to amend its response to include additional information should such additional information become available to the Company and provide a more complete answer to an element of the subject inquiry.

In connection with responding to your comments, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, staff comment or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, under new SEC Regulations and guidelines, the Company no longer has available the option of filing a “SB” format of the Registration Statement. Accordingly and concurrently with this filing, the Company has filed its Registration Statement on a Form 10. Under the new filing format, some of the sections referred to in the original SEC communication dated January 11, 2008 are accordingly no longer valid. Please note the sections referred to in the below responses reflect the updated sections of the new Form 10.

Comment number one:  Please be advised that your registration statement will automatically become effective sixty days after filing.  Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared your comments.  If you do not wish to incur those obligations until all of the following issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.  Please confirm your understanding of this matter.

Response: The Company understands that the Registration Statement will become effective sixty days after filing.

Comment number two: We note that the table of contents refers to page numbers.  Please include page numbers in your document.

Response: The table of contents has been updated to remove the related page numbers. Considering the online format of EDGARized documents and the fact such documents are not segregated by page numbers, the Company feels the need for page numbering is unnecessary.

Comment number three: Please present your risk factors in order of relevance.

Response: The risk factors have been updated and listed in what the Company believes is the appropriate order of relevance.

Comment number four: Some of your risk factors do not appear to be appropriate.  Please review your risk factors and your entire document for accuracy and consistency.  Ensure that your disclosure clearly distinguishes your business as it presently exists as opposed to your plans for the future.  In this regard, revise your document throughout to make this clear.

Response: The Company has reviewed its risk factors and removed certain risk factors that may be inappropriate or less relevant. In addition, the Registration Statement has been reviewed and amended to better distinguish between our current operations and our planned operations.

Comment number five: In the risk factor captioned "We require substantial capital requirements….” You state that you believe you have sufficient capital to fund current operations. In the risk factor captioned “we may need to raise additional money…” you state you believe you may not have sufficient financial resources to meet your operating expenses and capital requirements. Please reconcile this apparent inconsistency and others in your document.

Response: The Registration Statement has been amended to state the Company does not have sufficient capital to fund its current and proposed business operations and believes it will need to raise additional capital to fund these operations.

Comment number six: We note the risk factor captioned “We need to continue to attract qualified employees” in which you state you believe you offer competitive salaries and benefits. However, under Employees you state you do not currently have any full time employees and utilize the services of independent contractors. Please reconcile this apparent inconsistency and others in your document

Response: The Company does not currently have any employees. We rely upon the services of independent contractors to assist us in our operations, including the preparation of this Registration Statement and related documents. The Registration Statement has been amended to describe these independent contractor relationships.

Comment number seven: Many of your risk factor captions, and some of the text, merely state facts and do not concisely describe the risks. Please generally review your risk factor captions and text to insure they clearly describe the discrete material risks to you and your investors.  Eliminate generic risks that could apply to any company.

Response: The Company has either amended or removed certain risk factor. In addition, the Company has reviewed its amended list of risk factors and removed any risk factors it believes may be considered “generic.”

Comment number eight: Please eliminate language that mitigates the relevant risk. Please review your risk factors to remove language of this nature.

Response: Such mitigating language has been removed from the risk factors and throughout the Registration Statement.

Comment number nine: Please revise the first sentence in the risk factor captioned “Requirements associated with becoming a public company…” to state that following this registration, you will be a public company. Revise the caption “If we become a public company…” to state “When we become a public company.”

Response: The Registration Statement has been amended to reflect it will become a reporting company after the effectiveness of the Registration Statement.

Comment number ten: Please delete the defined terms in the first paragraph. The meaning of the terms is clear from their context.

Response: Such defined terms have been deleted from Item 1.

Comment number eleven: Please indicate whether any of your officers, directors, beneficial owners or affiliates were involved in any capacity with USI Communications, Inc., Square Shooter, Inc. or VisiTrade, LLC. If so, please describe.  In addition, please indicate whether the various business activities were with unaffiliated parties, the manner in which the businesses were selected and how the acquisition costs were determined.  Provide similar information and a complete discussion of the Asset Purchase and Reorganization Agreement discussed in Notes 4 and 5 of the financial statements.

Response: None of our current officers, directors or beneficial owners were involved in any capacity with USI Communications, Inc., Square Shooter, Inc. or VisiTrade, LLC. Our current management is unaware of any affiliated or related party transactions related to the Company’s previous business activities. Our current management has reviewed the Company’s records and documentation and is unaware of how the previous businesses were selected or how the acquisition costs were determined. As further outlined in Comment number forty three, the Asset Purchase and Reorganization Agreement between the Company and LB Acquisitions, Inc. has been rescinded due to non-performance.

Comment number twelve: Briefly elaborate as the reasons why your predecessor businesses were unsuccessful.

Response: The Company’s current management was not part of the previous management teams associated with the company’s previous business endeavors. After researching the company’s records and relevant market conditions during the historical time periods of these previous endeavors, current management believes the past businesses failed due to: (i) demand for the company’s products and services; (ii) loss of key personnel with specialized skills applicable to previous business models; (ii) increased costs associated with rapid changes and technological advances; and (iv) changes in general market conditions.

Comment number thirteen: Please eliminate “innovative” [water systems] from the second paragraph and other subjective terms elsewhere in your document, such as “state of the art” retail website, etc.

Response: Such subjective terms have been removed from Item 1 as well as elsewhere throughout the Registration Statement.

Comment number fourteen: You indicate your website is www.sportbike-customs.com. However, this appears to be the website of another company, British Customs. Please advise or revise.

Response: Our website is www.sportbike-customs.com. The website domain name was originally purchased from British Customs and we are currently in negotiations with British Customs in connection with contracting with them as one of our distributors. When our website is completed, it will be uploaded to the domain name www.sportbike-customs.com.

Comment number fifteen: Please revise here and throughout the filing to consistently reflect the development stage of your business and to remove the implication that your activities are otherwise.

Response: The Registration Statement has been adjusted to reflect the fact we are a development stage company and have no substantial operations to date.

Comment number sixteen: Please disclose that the auditors have expressed concern about your ability to continue as a going concern.

Response: This concern had been previously been noted in the “Report of Independent Certified Public Accountants” and in Note 2 to the Notes to the Financial Statement. We have included this concern again in the revised filing in the risk factor captioned “We are a development stage company and have little to no operating history upon which to evaluate our business.”

Comment number seventeen: Please disclose the percentage of shares, if any, controlled directly or indirectly by Mark L. Baum, your sole executive officer/director.

Response: Mark L. Baum owns no shares in the Company. This has been disclosed in Item 4 of the amended Registration Statement.

Comment number eighteen: To the extent to which you are engaged in business is unclear and the size of your business is unclear.  Please clearly and concisely describe any activities.  For example, describe how you obtain your current product line, name your strategically selected suppliers, discuss what you have done to establish a centralized network of parts and accessory dealers, etc.

Response: The Company currently in the development stage and has no substantial operations to date, other than the development of our website. This fact has been disclosed in the amended Registration Statement. The status of our current business operations has been further outlined in Item 2 Plan of Operation.

Comment number nineteen: Please distinguish the motorcycle specialty products segment from the motorcycle aftermarket industry.

Response: The Company has removed any reference to the “motorcycle specialty products” segment.

Comment number twenty: Please furnish support for the market size data you discuss in this paragraph.  Also provide support for various assertions you make concerning the market.

Response: Many of the assertions previously made were outdated. We have updated any market size data and disclosed the sources for such data in the Item 1 section entitled Marketing and Sales.

Comment number twenty one: It appears that your reference to www.batercycle.com should be to www.baxtercycle.com. Please revise.

Response: Item 1 Competition of the Registration Statement has been amended to refer to www.baxtercycle.com.

Comment number twenty two: Please indicate if you have any plans to hire any full-time employees and, if so, when.

Response: Once our website is complete, we intend to hire a full time sales, customer service and support staff . This intention has been disclosed in the amended Registration Statement in Item 1 Employees

Comment number twenty three:  Please be aware that the statutory safe harbor provision for forward-looking statements does not apply to forward-looking statements made with respect to the business or operations of a penny stock issuer or a non-reporting company.

Response: Reference to the statutory safe harbor has been removed from the amended Registration Statement Item 3.

Comment number twenty four: Please confirm to us that you are aware of your responsibility to make full and prompt disclosure of material facts, both favorable and unfavorable and that this responsibility may extend to situations where management knows or has reason to know that previously disclosed projections no longer have a reasonable basis.  Please refer to Item 10(d)(3) of Regulation S-B.

Response: The Company hereby confirms their responsibility to make full and prompt disclosure of material facts. This confirmation has been disclosed in the amended Registration Statement Item 2.

Comment number twenty five: Please revise to provide the disclosure required by Item 303(a) of Regulation S-B regarding the company’s plan of operations for the next twelve months.  Specifically address how long the company can satisfy its cash requirements and whether it will have to raise additional funds in the next twelve months.  Add a milestones section to discuss in detail the steps needed to attain your goals in your plan of operations for the next 12 months.  Include the specific steps needed to accomplish each milestone.  Also provide a timeline for reaching each milestone in weeks or months.  In your discussion, provide a detailed analysis of the costs of each step and how you intend to finance the milestones.  Address the status of your efforts to accomplish these milestones.  In doing so, please address the seasonal aspects of your sales.

Response: The Company has amended its Item 2 Plan of Operation section to better define the steps it plans to take in the next twelve month period.

Comment number twenty six: Please indicate if the shared office space is with an affiliated party and the reasons(s) you do not pay rent and if that arrangement is expected to continue.

Response: Item 3 Description of Property has been amended to disclose the Company shares such office space with its President, Mark L. Baum.

Comment number twenty seven: Please make sure to state that the table sets forth the ownership of each person who is known to be the beneficial owner of five percent (5%) or more of your issued and outstanding shares of common stock, not more than five percent.  See Exchange Act Section 13(d).

Response: Such change has been made to highlight the Item 4 Security Ownership of Certain Beneficial Owners and Management table includes 5% beneficial owners, not just greater than 5% beneficial owners.

Comment number twenty eight: Please provide a table to include a line item for all directors and officers as a group and indicate how many person(s) are included.

Response: Such line item for directors and officers as a group has been included in the Item 4 Security Ownership of Certain Beneficial Owners and Management table.

Comment number twenty nine: Please expand the table to include the natural persons with the power to vote or to dispose of the securities held by your company.  If more than one holder is listed as beneficial owner for the same securities, include explanatory text or footnotes.

Response: Such disclosures have been made in the footnotes to the Item 4 Security Ownership of Certain Beneficial Owners and Management table.

Comment number thirty: Please indicate Mark L. Baum’s position as a director.

Response: Mark L. Baum’s position as a director and not just an officer has been included in Item 5 of the Registration Statement.

Comment number thirty one: Please clarify here and elsewhere how many executive officers and directors you have.

Response: Mr. Mark L. Baum is the Company’s sole director and executive officer. This fact has been further clarified in Item 5 of the Registration Statement.

Comment number thirty two: You indicate that Mr. Baum is not a full time employee and has other outside commitments. Please indicate approximately how much time he devotes to the business of the company and consider adding a risk factor in this regard.  Give his term of office as a director and the period during which he has served.

Response: Mr. Baum’s term of office and the period during which he served has been disclosed both in the Item 5 Officers and Directors chart, as well as in his resume description. Mr. Baum devotes approximately ten to twenty hours a week to the business of the Company.

Comment number thirty three: Please indicate on your officers’ resume a brief description of the businesses where he worked during the past five years, the positions held, and the period of time in each position.

Response: Such information has been included in Mr. Baum’s resume description.

Comment number thirty four: Please present the Summary Compensation Table in the format required by Item 402(b) of Regulation S-B and provide a narrative description of any material factors necessary to an understanding of the information disclosed in the Table.  Please tell us whether you have included all compensation paid to your executive officers and directors.

Response: The Executive Compensation table in Item 6 has been amended to include all information required by Item 402(c) of Regulation S-K.

Comment number thirty five: Please provide a Director Compensation Table in the format required by Item 402 (f) of Regulation S-B.

Response: Item 402(k)(2)(i) of Regulation S-K requires the disclosure of the name of each director unless such director is also a named executive officer who’s compensation for service as a director is fully reflected in the Item 402(c) Executive Compensation table. All directors for the last fiscal year have been listed in the Executive Compensation table in Item 402(c) and therefore were not re-listed in an Item 402(k) Director Compensation chart.

Comment number thirty six: Please revise “NASAQ” to refer to “NASDAQ.”

Response: See revision in Item 9.

Comment number thirty seven: Please revise to present the review report as of and for the nine-months ended September 30, 2007 separately from the audit report as of and for the three years ended December 31, 2006. Refer to codification of auditing standards section 504.14.

Response: The filing has been revised to cover the audited annual periods through December 31, 2007.  No interim review period is covered in this filing.

Comment number thirty eight: Please have your independent auditors identify the standards of the Public Company Accounting Oversight Board (United States).  Refer to PCAOB Auditing Standard No. 1.

Response:  Such auditor disclosures have been made in the Report of Independent Certified Public Accountants included in the Registration Statement.

Comment number thirty nine: Please revise to include interim statements of operations and cash flows.  Refer to Item 310(b) of Regulation S-B.  Additionally, please include in the footnotes to the financial statements an affirmative statement, if true, that the interim financial statements include all adjustments which in the opinion of management are necessary to make the financial statements not misleading.  Refer to Instruction 2 to Item 310(b) of Regulation S-B.

Response: The filing has been revised to cover the audited annual periods through December 31, 2007 and the unaudited interim periods through June 30, 2008.

Comment number forty: Please indicate on the face of your financial statements clearly labeling each column that is unaudited.

Response: The filing has been revised to clearly disclose such audited periods.

Comment number forty one: Based on your disclosures under Part I Items 5 and 9, we assume you issued five million preferred shares subsequent to the date of the most recent interim balance sheet presented. Please provide subsequent event disclosures which describe the nature and terms of the preferred stock issuance(s).  Refer to the Instructions to Item 310(b) of Regulation S-B as well as paragraphs four through eight of SFAS 129. If our assumption is incorrect, please clarify your Part 1 disclosures accordingly.

Response: The issuance of the five million preferred shares was prior to the most recent interim balance sheets present. This disclosure of the issuance of these shares was mistakenly omitted from the balance sheets and have been included in the amended Registration Statement

Comment number forty two: Please tell us in detail the basis in GAAP for your accounting for the November 1, 2006 purchase transaction with VisiTrade, LLC. Be sure to explain the terms of the transaction which support your accounting. As it appears that VisiTrade, LLC obtained control of the company as a result of the transaction, and we assume the revenue producing activity previously associated with the acquired software would remain generally the same after the acquisition, please tell us how you concluded the transaction should not be treated as a reverse merger accounted for as a recapitalization of the operating company, VisiTrade, LLC.

Response:  We have revised the November 1, 2006 purchase transaction with VisiTrade, LLC to be accounted for as a reverse merger accompanied by a recapitalization.  Please note that VisiTrade, LLC was a development stage company consisting of a business plan but no assets or liabilities.  Therefore, we booked no assets or liabilities from VisiTrade, and also did not book any goodwill since the transaction was a reverse merger.

Comment number forty three: Please tell us in detail the basis in GAAP for your accounting for the July 6, 2007 Asset Purchase and Reorganization Agreement with LB Acquisitions, Inc.

Response: It was the Company’s original intention that the July 6, 2007 Asset Purchase and Reorganization Agreement with LB Acquisitions, Inc. was not in fact a recapitalization or re-organization of the Company because the shares were intended to be immediately distributed to the Company’s shareholders as a dividend when received. The shares of LB Acquisitions, Inc. were never received and the July 6, 2007 Asset Purchase and Reorganization Agreement with LB Acquisitions, Inc. has since been rescinded and the shares have been removed from the Company’s financial statements.

Comment number forty four: Please revise to present classified balance sheets with totals for current assets and current liabilities, or otherwise tell us why you believe classified balance sheets are not appropriate under the circumstances.  Refer to chapter 3 of ARB43.

Response:  The balance sheets have been revised to be classified, showing totals for current assets and current liabilities.

Comment number forty five: Please disclose your accounting policy related to share based payments issued to employees and non-employees.  Refer to SFAS 123®, EITF 96-18, and SAB Topic 14, as applicable.

Response: The Company has adopted Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004), Share-Based Payment (SFAS 123R) and EITF 96-18, Accounting for Equity Instruments Issued to Other than Employees for Acquiring or in Conjunction for Selling, Goods or Services.  The Company has expensed all share-based payment transactions to employees and non-employees at fair value in or over the period that the award was earned and performance complete.  Fair value was measured by the stock value upon the date the counterparty’s performance was complete since there were no performance commitments.

Comment number forty six: Please disclose your policy for assessing impairment of long-lived assets.  Also disclose with respect to the impairment of your investment in ….: a description of the impairment long-lived asset and the facts and circumstances leading to the impairment; and the amount of the impairment loss and the caption in the statements of operations that includes that loss.  Refer to paragraph 26 of SFAS 144.

Response: The Company evaluates the recoverability of long-lived assets when events and circumstances indicate that such assets might be impaired and determines impairment by comparing the undiscounted future cash flows estimated to be generated by these assets to their respective carrying amounts.  Impairments are charged to operations in the period to which events and circumstances indicate that such assets might be impaired.  The Company has not impaired any assets in this revised filing.

Comment number forty seven: It does not appears you have included the November 1, 2006 asset purchase agreement with VisiTrade, LLC and the July 6, 2007 asset purchase and reorganization agreement with LB Acquisitions, Inc. Please file all exhibits required by Item 601 of Regulation SA-B.

Response: The November 1, 2006 Asset Purchase Agreement with VisiTrade, LLC has been included as an exhibit to the amended Registration Statement. As discussed in comment number forty three, the July 6, 2007 Asset Purchase and Reorganization Agreement with LB Acquisitions, Inc. has been rescinded and removed from the Company’s financial statements.

I hope that the information provided and attached hereto adequately responds to your request.  Should you wish to discuss any of the enclosed materials or responses to your questions, please feel free to contact me at 760-804-8844. My extension is 205.

Very truly yours,

VisiTrade, Inc.

/s/ Mark L. Baum
_________________________________
By: Mark L. Baum
Its: President, Chief Executive Officer and Chief Financial Officer